                  THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
               FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201
                          TEMPORARY HARDSHIP EXEMPTION






                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )



                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                   -----------------------------------------
                               (Name of Issuer)




                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                   -----------------------------------------
                        (Title of Class of Securities)




                                   0007270251
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.   0007270251            SCHEDULE 13G        PAGE   2    OF  4    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            KEITH BARISH
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        22,075,563
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       22,075,563
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,075,563
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            23.0
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE  2    OF  4    PAGES
                               -----    -----
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

ITEM 1(a).   Name of Issuer:

                              PLANET HOLLYWOOD INTERNATIONAL, INC.

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

                             7380 SAND LAKE ROAD
                             SUITE 650
                             ORLANDO, FL 32819

ITEM 2(a)   Name of Person Filing:

                             KEITH BARISH

ITEM 2(b)   Address of Principal Business Office or, if none, Residence:

                             140 WEST 57TH STREET
                             13TH FLOOR
                             NEW YORK, NEW YORK 10019

ITEM 2(c)   Citizenship:

                             UNITED STATES

ITEM 2(d)   Title of Class of Securities:

                             CLASS A COMMON STOCK, $0.01 PAR VALUE

ITEM 2(e)   CUSIP Number:

                             0007270251

ITEM 3.     NOT APPLICABLE

ITEM 4.  OWNERSHIP

         The following information concerning percentages of ownership of outstanding shares of Class A Common Stock is based on a total of 95,972,565 shares reported to be outstanding by Planet Hollywood International, Inc. at November 11, 1996.

      (a)   Amount Beneficially Owned:

         As of December 31, 1996, Keith Barish owned of record 22,075,563 shares of Plant Hollywood International, Inc. Class A Common Stock ("Common Stock").

         As of December 31, 1996, Mrs. Keith Barish owned of record 203,333 shares of Common Stock. The Common Stock owned by Mrs. Barish may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by Keith Barish. Keith Barish disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by Mrs. Barish. Accordingly, these 203,333 shares are not reflected in Items 4(b) and 4(c).

      (b)   Percent of Class:                                            23.00%

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:             22,075,563

        (ii)  shared power to vote or to direct the vote:

       (iii)  sole power to dispose or to direct the disposition of:22,075,563

        (iv)  shared power to dispose or to direct the disposition of:



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                               Page 3 of 4 pages


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE


ITEM 10. CERTIFICATION

         NOT APPLICABLE




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997


                                           Keith Barish


                                           By:   /s/  Thomas Avallone
                                              --------------------------------
                                              Thomas Avallone, Attorney-In-Fact
                                              for Keith Barish


                               POWER OF ATTORNEY



        KNOW ALL MEN BY THESE PRESENTS, that the undersigned has made, constituted and appointed, and by these presents does hereby make, constitute and appoint each of Robert Earl, Thomas Avallone and Scott Johnson, or any of them, each acting alone, the undersigned's true and lawful attorney-in-fact and agent, for the undersigned and in the undersigned's name, place and stead to execute, acknowledge, deliver and file any and all filings, reports or forms (the "Forms") required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Schedules 13G, Form 3s, Form 4s, Form 5s and all amendments or supplements to the Forms, in connection with the undersigned's position or relationship with Planet Hollywood International, Inc. (the "Company"), hereby ratifying and confirming all that said attorneys-in-fact and agents may do or cause to be done by virtue hereof.

        The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorneys-in-fact named herein.



Dated as of:   February 1, 1997







                                             /s/  Keith Barish
                                           ------------------------------------
                                           Name:  Keith Barish









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